INDEPENDENT AUDITORS' CONSENT

Jonathon P. Reuben
An Accountancy Corporation
23440 Hawthorne Blvd. Suite 270
Torrance, California 90505
(310) 378-3609

TO: The Securities and Exchange Commission
         Washington, D.C. 20549

RE: Blackhawk Mountain Productions, Inc.

We consent to the use in this Registration Statement of Blackhawk Mountain Productions, Inc. on Form SB-1, of our report dated November 26, 2002 on the financial statements of Blackhawk Mountain Productions, Inc., appearing in the prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

\S\ Jonathon C. Rueben, CPA
Jonathon P. Rueben, CPA
An Accountancy Corporation
Torrance, California

December 4, 2002